GWG HOLDINGS, INC.

220 South Sixth Street, Suite 1200

Minneapolis, Minnesota 55402

September 16, 2014

TRANSMITTED VIA EDGAR

Mr. Scot Foley

Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)
Amendment No. 5 to Registration Statement on Form S-1
Filed September 3, 2014
File Number 333-195505

Dear Mr. Foley:

The undersigned respectfully requests that the Registration Statement on Form S-1 of GWG Holdings, Inc. (SEC File No. 333-195505) be declared effective at 5:00 p.m., Eastern Daylight Time, on Thursday, September 18, 2014, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

The Company hereby authorizes Paul D. Chestovich of Maslon Edelman Borman & Brand, LLP, legal counsel to the Company, to orally modify or withdraw this request for acceleration.

Sincerely,

GWG HOLDINGS, INC.

By:	/s/Jon R. Sabes
Jon R. Sabes Chief Executive Officer